BHA SELECT NETWORK, LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2015

REVENUES		
Fee revenue	$	426,985
Other revenue		3
TOTAL REVENUES		426,988
EXPENSES		
Salaries and related		291,855
Occupancy		63,489
Office and related		30,201
Professional fees		354,268
Depreciation and amortization		3,550
Regulatory expenses		62,598
TOTAL EXPENSES		805,961
OTHER INCOME/EXPENSE		
Late fee		(20)
Net loss	$	(378,993)